# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FG Merger II Corp., CIK 0001906364
CUSIP: 30334J102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001997382

## Reporting persons
- FG Merger Investors II LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 1,688,300; sole dispositive power 0; shared dispositive power 1,688,300; aggregate amount beneficially owned 1,688,300 (16.4% of the class)
- Larry G. Swets, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 200,000; shared voting power 1,688,300; sole dispositive power 200,000; shared dispositive power 1,688,300; aggregate amount beneficially owned 1,888,300 (18.34% of the class)
- Hassan R. Baqar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 200,000; shared voting power 1,688,300; sole dispositive power 200,000; shared dispositive power 1,688,300; aggregate amount beneficially owned 1,888,300 (18.34% of the class)
- D. Kyle Cerminara: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 1,688,300; sole dispositive power 100,000; shared dispositive power 1,688,300; aggregate amount beneficially owned 1,788,300 (17.37% of the class)

## Item 1. Issuer
Name of issuer: FG Merger II Corp.
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A Itasca, Illinois, 60143

## Item 2. Person Filing
Name of person filing: This statement is filed by FG Merger Investors LLC (the "Sponsor"), Mr. D. Kyle Cerminara ("Mr. Cerminara"), Mr. Larry G. Swets, Jr. ("Mr. Swets"), and Mr. Hassan R. Baqar ("Mr. Baqar"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143.
Citizenship: The Sponsor is a Nevada limited liability company. Messrs. Cerminara, Swets and Baqar are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 10,295,800 shares of Common Stock outstanding as of April 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2025 filed with the Securities and Exchange Commission on April 30, 2025.
Percent of class: The information required by this Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FG Merger Investors II LLC: /s/ Hassan R. Baqar, Hassan R. Baqar/Authorized Signatory (05/15/2025)
- Larry G. Swets, Jr.: /s/ Larry G. Swets, Jr., Larry G. Swets, Jr. (05/15/2025)
- Hassan R. Baqar: /s/ Hassan R. Baqar, Hassan R. Baqar (05/15/2025)
- D. Kyle Cerminara: /s/ D. Kyle Cerminara, D. Kyle Cerminara (05/15/2025)